Interpro Management Corp.
                                601 Union Street
                          Two Union Square, 42nd Floor
                                Seattle, WA 98101

September 16, 2009

Mr. Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re: Interpro Management Corp.
    Form 8-K filed August 7, 2009
    File No. 333-152365

Dear Mr. Wilson,

We are writing in response to your comment letter dated September 1, 2009, in connection with the above-referenced filing.

1. We have revised our disclosure and filed an amended 8-K to ensure that it includes the disclosure required pursuant to Item 304 of Regulation S-K, and specifically discloses that the PCAOB revoked the registration of Moore and Associates Chartered because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10 (b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with a Board investigation.

2. We have been unable to obtain an amended Exhibit 16 letter from Moore and Associates Chartered and have noted such in our amended 8-K.

We also acknowledge that:

1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;


/s/ Mohanad Shurrab
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Mohanad Shurrab
Title: President, Treasurer, Secretary and Director
(Principal Executive Officer and Principal Financial Officer)